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                                                  Exhibit (a)(1)(vi)


                          THE INDIA GROWTH FUND INC.
                  c/o Mitchell Hutchins Asset Management Inc.
                              51 West 52nd Street
                              New York, NY 10019

DEAR SHAREHOLDER:

  At a meeting held on October 23, 2000, the Board of Directors of The India Growth Fund Inc. (the "Fund"), voted in favor of a proposal to conduct a tender offer for shares of the Fund's common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 40% of the Fund's outstanding shares of common stock. The offer is for cash at a price equal to the Fund's net asset value per share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on February 16, 2001, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund's shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, February 16, 2001, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on February 16, 2001, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted on or about February 27, 2001 (the "Payment Date").

  If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares.

  As of Friday, January 3, 2001, the Fund's NAV was $13.54 per share and 9,830,611 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 888-682-7298 or collect at 212-440-9800.

  Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

  Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson Shareholder Communications Inc., the Fund's Information Agent, at 888-682-7298 or collect at 212-440-9800.

                                          Sincerely,

                                          P.S. SUBRAMANYAM

                                          P.S. Subramanyam
                                          President and Chairman of the Fund

January 16, 2001